FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 28, 2019

Mr.

Mario Farren R.

Superintendent of Banks and Financial Institutions

Present

Ref: Material Event

Dividend Proposal

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in an extraordinary session today, the Board of Banco Santander - Chile agreed to propose in the Shareholder’s Meeting, which will be hold on April 23, 2019, a dividend distribution of $1.88457837 per share, corresponding to 60% of net income attributable to shareholders for the year 2018. The remaining 40% of net income will be destined to increase bank reserves.

Other matters and proposals and along with rationale that will be discussed in the Shareholder’s Meeting will be determined in the board session scheduled for the month of March.

Sincerely,

Miguel Mata H.

CHIEF EXECUTIVE OFFICER

C.C.: Comisión para el Mercado Financiero.

          Bolsas de Valores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: February 28, 2019